[Letterhead of Goulston & Storrs, P.C.]

September 2, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn:    Stephen G. Kirkorian, Accounting Branch Chief

Re:	Changyou.com Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on February 28, 2011
Form 6-K filed on February 1, 2011
File No. 001-34271

Dear Mr. Kirkorian:

We are transmitting this letter on behalf of our client Changyou.com Limited (“Changyou”) in response to the comments contained in a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Mr. Tao Wang, Chief Executive Officer of Changyou, dated August 24, 2011 (the “Comment Letter”), regarding Changyou’s Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”) and Changyou’s Form 6-K submitted to the SEC on February 1, 2011.

Changyou’s responses to the Comment Letter are set forth below. The comments are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

Form 20-F for the Fiscal Year Ended December 31, 2010

Risks Related to Our Structure and Regulations

Our contractual arrangements with the VIEs and their shareholders…, page 13

Staff Comment

1.	In future filings, disclose that the shareholders of Gamease and Guanyou Gamespace are your CEO and President and COO, and their relative holdings in the VIEs. Identify the employees and their relative ownership percentages in Shanghai ICE. Please tell us whether any owner or group of owners has the ability to unilaterally terminate the contracts between their VIE and its WFOE.

Securities and Exchange Commission

September 2, 2011

Changyou Response

As suggested by the Staff, in future filings Changyou will disclose within the referenced risk factor the names and Changyou titles of the shareholders of Gamease and Changyou Gamespace and their relative shareholdings in these VIEs. As is disclosed on pages 46 and 71 of the 2010 Form 20-F, the current shareholders of these VIEs are Tao Wang, Changyou’s Chief Executive Officer, and Dewen Chen, Changyou’s President and Chief Operating Officer, who hold 60% and 40%, respectively, of each of these entities.

Changyou advises the Staff supplementally that the names of the Changyou employees who are the shareholders of Shanghai ICE Information Technology Co., Ltd. (“Shanghai ICE”) are Runa Pi and Rong Qi, each of whom holds 50% of Shanghai ICE. In future filings, Changyou will disclose the names of the shareholders of Shanghai ICE and their respective shareholdings.

Changyou further advises the Staff, based on the confirmation of Changyou’s PRC counsel, Haiwen & Partners, that under the terms of the contractual arrangements for the VIEs as disclosed in the 2010 Form 20-F, no shareholder or group of shareholders of any of Changyou’s VIEs has the ability to unilaterally terminate any of the agreements between the VIEs in which they hold shares and the corresponding WFOEs. However, (i) the shareholders have a termination right under the loan agreements if the corresponding WFOE engages in gross negligence, fraud or other material illegal actions or if the corresponding WFOE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities and (ii) the shareholders have a termination right under the equity purchase right agreements if the corresponding VIE’s existence is terminated as a result of bankruptcy, dissolution, or legal process by government authorities. Changyou considers the possibility to be remote that any of such circumstances would occur.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

Staff Comment

2.	We note certain operational results provided in your periodic press releases that appear to enhance an investor’s understanding of trends in your results of operations. In this regard, we refer to aggregate registered accounts, aggregate peak concurrent users (“PCU”,) active paying account (“APA”,) and average revenue per active paying account (“ARPU”.) This information was presented, on a quarterly basis in your registration statement on Form F-1 at the time it was declared effective on April 1, 2009. Subsequent to your IPO, this information has been excluded from your annual reports for the years ended December 31, 2009 and 2010, respectively. Please explain why this information has been excluded from your annual reports when these indicators appear to be key performance indicators significant enough to disclose to investors in your press releases.

Securities and Exchange Commission

September 2, 2011

Changyou Response

Changyou included aggregate registered account information as of December 31, 2010 and aggregate peak concurrent user, aggregate active paying account, and average revenue per active paying account information for the three months ended December 31, 2010 in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Business Overview paragraph in Item 4 of the 2010 Form 20-F, because it believed that it was useful for investors to have information from the latest quarter concerning these metrics. It did not include the figures for the first three quarters only because they had previously been reported in Form 6-Ks, which was not the case with Changyou’s registration statement on Form F-1. Changyou confirms to the Staff that Changyou will include in its future Form 20-Fs such figures for all four quarters of the fiscal year.

Year to Year Comparisons

Revenues, page 58

Staff Comment

3.	Your descriptions for the increases in revenue are vague. In this regard, you describe the increase in total revenues for the year ended December 31, 2010 as being “mainly due to increased popularity of [y]our flagship game, TLBB.” In future filings, please revise to include the basis for this statement. This could be accomplished, for example, by using the key performance indicators referred to above in discussing revenue.

Changyou Response

As suggested by the Staff, Changyou will include more specific details in future filings as to the reasons for significant year to year increases, or decreases, in its revenues. The reasons for any future increases or decreases in revenue might include reference, as applicable, to relevant changes in key performance indicators for Changyou’s online games, as suggested by the Staff.

Interest Income and Foreign Currency Exchange Gain/Loss, page 60

Staff Comment

4.	Tell us the separate amounts of interest and income and foreign currency exchange gain/loss that are combined within this line item. In future filings, revise this disclosure to include the quantification of both of these items.

Changyou Response

Changyou’s interest income for the years ended December 31, 2010 and 2009 was $4,194,000 and $3,391,000, respectively, and Changyou’s foreign currency exchange loss for the years ended December 31, 2010 and 2009 was $527,000 and $12,000, respectively. As suggested by the Staff, Changyou will disclose interest income and foreign currency exchange gain/loss separately in future filings.

Securities and Exchange Commission

September 2, 2011

Controls and Procedures

Disclosure Controls and Procedures, page 87

Staff Comment

5.	We note your disclosure that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures “were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.” Tell us, if true, and revise in future filings that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Changyou Response

Changyou supplementally confirms to the Staff that Changyou’s Chief Executive Officer and Changyou’s Chief Financial Officer concluded that Changyou’s disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed in reports that Changyou filed or submitted under the Exchange Act was accumulated and communicated to Changyou’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Changyou further confirms that it will include such a statement in future filings as applicable.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Variable Interest Entities

Consolidated VIEs, page F-9

Staff Comment

6.	Tell us, and disclose in future filings, the attribution method used to allocate net income to the parent and noncontrolling interests, if any.

Changyou Response

Changyou confirms to the Staff supplementally that it did not have any noncontrolling interests as of December 31, 2010. If Changyou has less than 100% owned subsidiaries and/or consolidated VIEs that have other variable interest holders in the future, the net income of the subsidiaries and VIEs attributable to the respective noncontrolling shareholders will be recorded as noncontrolling interest in Changyou’s consolidated statements of operations, based on their share of the economic interests in the respective subsidiaries and VIEs. Changyou will include such disclosure in future filings, as applicable.

Securities and Exchange Commission

September 2, 2011

Staff Comment

7.	Disclose that all contractual arrangements are approved, in place and enforceable. Please tell us why you believe each of the significant control and economic benefits agreements are enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. See ASC 810-10-50-2AA. Disclose the consequences to the company if the contracts are not enforceable.

Changyou Response

Changyou confirms to the Staff supplementally (i) that all contractual arrangements with respect to its consolidated VIEs are approved, in place, and enforceable and (ii) that Changyou will include such disclosure in future filings, as applicable.

Changyou’s management’s belief that the control and economic benefits agreements for its VIEs are enforceable is based in part on the opinion of Haiwen & Partners, Changyou’s PRC legal counsel, referenced on page 46 of the 2010 Form 20-F, that, subject to the uncertainties and risks disclosed in the 2010 Form 20-F under the heading “Risk Factors,” the ownership structures of Changyou’s PRC subsidiaries and VIEs comply with all existing laws, rules and regulations of the PRC. Further, Changyou is not aware of any existing PRC law, or any regulation of any PRC oversight or regulatory body, that suggests that Changyou’s VIE arrangements are not in full compliance with PRC law, and Changyou has never received any indication to the contrary from any PRC regulatory authorities. In addition, each of the individuals and entities that is a party to the VIE contractual arrangements has taken all corporate actions required by PRC law to conduct and/or authorize the entering into and execution and delivery of the relevant contracts, and the performance of their respective obligations thereunder.

Changyou’s management’s decision that Changyou was required to consolidate its VIEs was quite clear-cut, as there is little uncertainty in applying the factors to be considered under ASC 810 to the circumstances of Changyou’s VIE contracts, and therefore did not involve significant judgment or assumption under ASC 810-10-50-2AA.

Changyou discussed the possible consequences to Changyou if its VIE arrangements were found to be unenforceable in a risk factor on page 13 of the 2010 Form 20-F under the heading, “If the PRC government determines that the VIE structure for operating our business does not comply with PRC government restrictions on foreign investment in the online game industry, we could face severe penalties.” These consequences could include being subject to fines, confiscation of income, revocation of the VIEs’ or WFOEs’ business or operating licenses, and required discontinuance of game operations. While Changyou believes that such consequences warrant discussion as a risk factor, it considers the possibility of any of them occurring to be remote and, accordingly, does not believe that they are required to be, or should be, disclosed pursuant to ASC 810-10-50-2AA.

Securities and Exchange Commission

September 2, 2011

Staff Comment

8.	Explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with the VIE’s as they relate to cash flows, financial position and operating performance. See ASC 810-10-50-2AA.

Changyou Response

For the reasons discussed in the response to Comment 7, Changyou believes that the risks of Changyou’s involvement with the VIEs as they relate to cash flows, financial position and operating performance are remote, and do not warrant discussion under ASC 810-10-50-2AA.

Staff Comment

9.	Tell us and disclose in future filings, the following details regarding the contractual arrangements between the VIEs and WFOEs.

•	Describe how the fees, described in the last risk factor on page 14, from the VIEs to the WFOEs is determined, paid and how the fee is significant.

Changyou Response

Under the Technology Support and Utilization Agreements between (i) Beijing Gamease Age Digital Technology Co., Ltd. (“Gamease,” which is a VIE) and Beijing AmazGame Age Internet Technology Co., Ltd. (“AmazGame,” which is a WFOE) and (ii) between Beijing Changyou Gamespace Software Technology Co., Ltd. (“Gamespace,” which is a WFOE) and Beijing Guanyou Gamespace Digital Technology Co., Ltd. (“Guanyou Gamespace,” which is a VIE), the WFOEs receive fees that are calculated as a substantial majority of the VIEs’ revenues, and are subject to unilateral adjustment by the WFOEs at any time in the WFOEs’ discretion. The Services and Maintenance Agreements between (i) Gamease and AmazGame and (ii) Gamespace and Guanyou Gamespace provide for the VIEs to pay to the WFOEs an amount equal to (i) the WFOEs’ costs for various services provided to the VIEs under the agreements plus (ii) 10%. The costs charged by the WFOEs to the VIEs include such items as the salaries and benefits paid to WFOE employees who provide services to the VIEs, the purchase prices for servers and software, office expenses, advertising fees paid by the WFOEs to third parties, and reimbursed business expenses of personnel. The agreements between ICE Information Technology (Shanghai) Co., Ltd. (“ICE WFOE”) and Shanghai ICE have similar provisions regarding the payment by the VIE of service fees based on revenue and cost-plus 10% reimbursement of the WFOE’s expenses associated with services to the VIE. Both types of fees paid by the VIEs to the WFOEs are determined, and can be unilaterally changed, by the WFOEs and, together with the other VIE arrangement contracts, such as the loan agreements and share pledge arrangements disclosed in the 2010 Form 20-F, these arrangements give the WFOEs the ability to obtain substantially all of the economic interest in the VIEs.

Payments from the VIEs to the WFOEs are settled periodically in cash.

Securities and Exchange Commission

September 2, 2011

Staff Comment

•	Describe the powers granted to the WFOEs and how they cover the significant activities.

Changyou Response

Changyou advises the Staff supplementally that under the contractual arrangements among the WFOEs, the VIEs, and the VIEs’ shareholders, (i) the board of directors of each VIE is to consist solely of directors nominated by the corresponding WFOE; (ii) each VIE must appoint the corresponding WFOE’s senior managers as the VIE’s senior officers; (iii) each VIE and its nominee shareholders must accept the business policies, recommendations and guidance provided by the corresponding WFOE in connection with the VIE’s business operations and may not otherwise conduct any transaction or take any action which might materially affect the VIE’s assets, obligations, rights or business operations, without the prior written consent of the corresponding WFOE. As a result, the WFOEs have effective control over (i) all of the significant business activities of the corresponding VIEs and (ii) all of the actions of the applicable nominee shareholders in their capacities as shareholders of the VIEs. Changyou will include disclosure to this effect in future filings.

Staff Comment

•	Describe the duration of the contracts, their remaining terms and how renewal of the contracts is accomplished.

•	Describe the ways in which an operating VIE can terminate its contracts and whether any single party may unilaterally terminate the contracts.

Changyou Response

The Business Operation Agreements (i) among AmazGame, Gamease, and the shareholders of Gamease and (ii) among Gamespace, Guanyou Gamespace and the shareholders of Guanyou Gamespace have initial terms of 10 years, which may be extended by the respective WFOEs in their sole discretion for a term to be determined by the respective WFOEs. Neither the VIEs nor their shareholders may terminate the agreements during the initial term or any extended term. The WFOEs may terminate the agreements at any time upon 30 days’ written notice to the corresponding VIEs.

The Technology Support and Utilization Agreements and the Services and Maintenance Agreements (i) between AmazGame and Gamease and (ii) between Gamespace and Guanyou Gamespace have indefinite terms and continue in effect unless (i) they are terminated by agreement of both parties to the applicable contract, (ii) the applicable WFOE ceases business operations or (iii) both parties to the applicable contract are unable to perform their obligations under the agreement due to force majeure.

The Business Operation Agreement among ICE WFOE, Shanghai ICE (which is a VIE) and the shareholders of Shanghai ICE and the Exclusive Business Cooperation Agreement and the Exclusive Technology Consulting and Service Agreement between ICE WFOE and Shanghai ICE have indefinite terms and continue in effect unless ICE WFOE dissolves or ICE WFOE elects to terminate any of the contracts in its sole discretion at any time upon 30 days’ written notice to Shanghai ICE.

Securities and Exchange Commission

September 2, 2011

Changyou will include disclosure of the foregoing in future filings.

Note 4. Summary of Significant Accounting Policies

u. Earnings per share, page F-15

Staff Comment

10.	We note that you have issued two classes of common stock. Describe the rights and privileges associated with each, including whether there are any differences between the two classes with regard to such rights and privileges. Demonstrate how your computation of EPS for each class of common stock complies with ASC 260-10-46.

Changyou Response

Changyou confirms to the Staff, and will make express in future filings, that there is no economic difference between the interests of Class A ordinary shares and those of Class B ordinary shares and in fact the only distinctions between the two class are that (i) each Class A ordinary share is entitled to one vote on matters submitted to a shareholder vote and each Class B ordinary share is entitled to ten votes on all matters submitted to a shareholder vote and (ii) Class B ordinary shares generally may not be transferred by the holder except to an affiliate of the holder (but may be converted into Class A ordinary shares at any time). As Class A ordinary shares and Class B ordinary shares have identical rights to any dividends or other distributions, and participate on a pro rata per-share basis, Changyou believes that there is no need for separate computation of EPS for the two classes under ASC 260-10-45-59A through 70.

Note 5. Concentration of Risks, page F-16

Staff Comment

11.	We note you disclose that management believes that the financial institutions that hold the companies cash are of high credit quality. Please explain how management made this determination. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. In addition, explain how you concluded that time deposits are fair valued using Level 2 methodology (your note 13).

Securities and Exchange Commission

September 2, 2011

Changyou Response

Changyou’s cash deposits are held at Chinese financial institutions, such as China Merchants Bank and Bank of Communications, that are among the largest and most respected in the PRC, and at JP Morgan. Changyou’s management chose to place Changyou’s cash at the Chinese financial institutions because of their reputations and track records for stability, and their known large cash reserves. Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. In addition, to ensure the sound operation of each commercial bank and protect the depositors against credit risks or crises involving the deposit banks, the China Banking Regulatory Commission, or the CBRC, has established a series of risk control regulatory standards, including capital adequacy ratios, deposit ratios and deposit reserves ratios, that must be met by PRC banks. In addition, in order to protect depositors’ rights, the CBRC is authorized to take over the operation and management of any PRC bank that faces a material credit crisis. A portion of Changyou’s deposits with JP Morgan as of December 31, 2010 was Chinese Renminbi deposits that were held at PRC-based branches of JP Morgan, which are subject to substantially the same requirements as are PRC banks. The balance of Changyou’s JP Morgan foreign currency deposits as of December 31, 2010 was held at JP Morgan Hong Kong, which is a branch level-institution of JP Morgan Group that shares the JP Morgan Group’s high Moody’s rating level. Changyou will include in future filings a discussion of management’s determination as to the credit quality of Changyou’s deposit institutions and of the provisions of PRC law that protect Changyou’s cash balances.

For time deposits held by Changyou, there generally are no quoted prices in active markets for identical assets or liabilities. For example, one might consider a time deposit with an original term of three months that has 1.5 months to maturity at the balance sheet date, where there would be no quoted prices at the balance sheet date in active markets for exactly the same 1.5 months time deposit. Accordingly, Changyou would have to use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, to determine the fair value. Examples of the inputs include three or one-month time deposits traded at the balance sheet date. As a result, Changyou concludes that these inputs are classified as Level 2 inputs.

Form 6-K filed on February 1, 2011

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

Staff Comment

12.	We believe the non-GAAP operating statement columnar format appearing in the Form 6-K filed on February 1, 2011 conveys undue prominence to a statement based on non- GAAP information. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Regulation G.

Securities and Exchange Commission

September 2, 2011

Changyou Response

Changyou notes the Staff’s position in Question 102.10 of the Staff’ Compliance and Disclosure Interpretations and advises the Staff supplementally that management respectfully believes that the columnar information in the referenced Form 6-K does not give undue prominence to the non-GAAP information, because the GAAP income line items are presented first, and the adjustments are clearly identified in the corresponding line items. While Changyou believes that the presentation provides robust disclosure by indicating the individual GAAP line items that are adjusted in reaching the non-GAAP totals, in view of the Staff’s suggestion Changyou will revise its presentation in future Form 6-Ks.

Please feel free to contact me at (617) 574-3511 should you require additional information or have any questions regarding this letter.

Sincerely,

/s/ Timothy B. Bancroft
Timothy B. Bancroft

cc:	Tao Wang (Changyou.com Limited) Alex Ho (Changyou.com Limited) William Lam (PricewaterhouseCoopers Zhong Tian CPAs Limited Company)